NATIONAL ENERGY SERVICES REUNITED CORP. REPORTS FOURTH QUARTER AND FULL YEAR

2018 FINANCIAL RESULTS

HOUSTON, February 25, 2019 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today reported results for the quarter and year ended December 31, 2018.

Operating and Financial Highlights

●	Revenue for the combined NESR companies for 2018 was $553 million, growing over 20% as compared to the prior-year performance of the legacy companies. Post-combination revenue for the second half of 2018 grew 22% from the first half of the year and 27% compared to the prior-year period.
●	Quarterly revenue grew by 30% compared to the prior-year quarter and sequentially by 9%. Quarter-over-quarter growth was driven by higher activity levels across segments despite commodity pricing weakness experienced during the fourth quarter.
●	Net income for the fourth quarter was $23 million compared to $16 million for the preceding period and $40 million for combined NESR companies for full year 2018. Net income generated after the Business Combination from June 7 to December 31, 2018 was $35 million. Excluding transaction and integration costs, the net income for 2018 was $66 million and the Company delivered a basic earnings of approximately 77 cents per share in 2018 on a pre-transaction and integration cost basis.
●	Adjusted EBITDA for the combined NESR companies for 2018 was $162 million, producing year-over-year growth of nearly 10%. Post-combination Adjusted EBITDA for the second half of 2018 was $96 million, up approximately 48% sequentially and more than 13% compared to the prior-year period.
●	Adjusted EBITDA for the fourth quarter was $50 million, up nearly 7% sequentially and approximately 14% compared to the prior-year quarter.
●	Drilling and Evaluation Services segment produced both top and bottom-line growth in excess of 50% during the quarter compared to the prior-year quarter and over 25% growth in full-year 2018 compared to the prior year. Production Services segment produced 11% revenue growth quarter-over-quarter and 13% revenue growth year-over-year.
●	Solid cash generation from ongoing operations with the Company repaying $44 million in December 2018 for the principal and interest on the $50 million convertible loan taken to fund the business combination in June 2018 and the balance fully repaid in January 2019.

Sherif Foda, Chairman of the Board and CEO of NESR said, “2018 was a transformative and pivotal year for NESR. We have progressed from an idea and ambition to the largest national oilfield services company in the region. I strongly believe our performance in the two quarters since closing gives a preview of what is to be expected of NESR in the future. I am incredibly proud of our employees and the commitment they have shown to our philosophy of putting customers first.”

Mr. Foda continued, “As demonstrated by the recent announcements of our customers, we believe regional E&P spend will significantly increase in the coming five years. In turn, this spending will drive strong growth in the overall services market. The healthy macro environment, coupled with our exceptional service delivery platform, our growth investments and our recognized position as the national oilfield services champion, puts us in a very good position for 2019 and beyond.”

Net Income Results

The Company had net income for the fourth quarter totaling $22.8 million, which includes the impact of $1.2 million of transaction and integration costs related to the Business Combination completed in June 2018 and $4.1 million of purchase accounting related amortization costs incurred in the fourth quarter. Additionally, the Company had a non-recurring adjustment to net income recorded for an acquisition-related earn-out at year end totaling $6.1 million in the fourth quarter.

The Company is reporting incomes taxes during the successor period from June 7, 2018 through December 31, 2018 of $9.4 million. The successor period effective tax rate for 2018 was 21.2%, effected by certain non-deductible transaction costs in 2018. Additional restructurings will enable further tax efficiencies beginning in 2019.

See “Business Combination Accounting and Presentation of Results of Operations” section below for additional information on current reporting conventions.

Combined Company Results

On a combined basis, the Company produced net income of $39.5 million for the year ended December 31, 2018 and produced Adjusted EBITDA of $161.7 million over that same period. Both net income and EBITDA included adjustments for transaction and integration costs of $26.2 million and the aforementioned earn-out adjustment. The NESR companies collectively posted the following results during 2018 on a combined basis for the periods presented.

(in thousands)
	October 1 to December 31, 2018	June 30 to September 30, 2018	April 1 to June 30, 2018	January 1 to March 31, 2018
Revenue	$158,024	$145,580	$131,355	$117,560
Net Income	$22,788	$16,157	$(5,465)	$6,044
Adjusted EBITDA	$49,948	$46,473	$34,257	$31,068

Production Services Segment Results

Production Services contributed $98.1 million to consolidated revenue for the fourth quarter period as compared to $88.7 million of revenue during the prior quarter. Segment EBITDA totaled $35.1 million in the fourth quarter as compared to $33.2 million in the prior quarter. This segment benefitted from higher coil tubing and stimulation activities in Saudi Arabia, Qatar, Iraq, and the United Arab Emirates during the fourth quarter. The Production Services segment posted the following results for the periods presented.

	Successor (NESR)	Predecessor (NPS)
(in thousands)
	June 7 to December 31, 2018	January 1 to June 6, 2018	January 1 to December 31, 2017	January 1 to December 31, 2016
Revenue	$215,791	$112,295	$228,763	$190,990
EBITDA	$77,482	$36,836	$81,780	$72,138

Drilling and Evaluation Services Segment Results

Drilling and Evaluation (“D&E”) Services contributed $61.1 million to consolidated revenue for the fourth quarter period as compared to revenue of $56.9 million in the prior quarter. Segment EBITDA totaled $14.4 million in the fourth quarter down from $17.6 million in the prior quarter. Prior quarter segment EBITDA included a non-recurring gain on the sale of a drilling business and a product line mix which yielded stronger overall margins. Additionally, the D&E Services segment experienced higher rental costs due to increased activity in the fourth quarter.

Our D&E Services segment has produced top line growth throughout the year and has demonstrated year-over-year growth on the top and bottom lines of greater than 25%. New contracts for well testing and logging activity in Saudi Arabia and Iraq have contributed to this strong performance. The D&E Services segment posted the following results for the periods presented.

	Successor (NESR)	Predecessor (NPS)
(in thousands)
	June 7 to December 31, 2018	January 1, 2018 to June 6, 2018	January 1 to December 31, 2017	January 1 to December 31, 2016
Revenue	$132,799	$24,732	$42,561	$33,125
EBITDA	$32,782	$3,267	$4,952	$7,245

Offsetting both our Production and D&E Services segment results were certain Corporate costs which are not yet allocated to segment operations.

Balance Sheet

Cash and cash equivalents were $24.9 million as of December 31, 2018 (Successor), compared to $24.5 million as of December 31, 2017 (Predecessor) and $67.6 million as of September 30, 2018.

The Company had a convertible loan maturing during December 2018 (the Hana Loan). During 2018, the Company paid $44 million for both principal and interest in cash and entered into an extension for the balance of the loan which was fully repaid with cash in January 2019. Total debt as of December 31, 2018 was $302.1 million with $76.9 million of such debt classified as short-term.

Predecessor/Successor Accounting Treatment

NESR continues to report in a Predecessor/Successor format whereby NPS is the Predecessor for periods prior to the completion of the Business Combination on June 7, 2018 and NESR, including NPS and GES, is the Successor for post-transaction periods.

Conference Call Information

NESR will host a conference call on Monday, February 25, 2019, to discuss the fourth quarter and full year 2018 financial results. The call will begin at 9:00 AM Eastern Time.

Investors, analysts and members of the media interested in listening to the call are encouraged to participate by dialing into the toll-free line at 1-877-407-0312 or the international line at 1-201-389-0899. A live, listen-only webcast will also be available in the investors section of www.nesr.com. A replay of the conference call will be available a few hours after the event in the investors section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 3,500 employees, representing more than 40 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Cementing, Coiled Tubing, Filtration, Completions, Stimulation and Fracturing, and Nitrogen Services. The Company also helps its customers to access the reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services like Drilling Downhole Tools, Directional Drilling Fishing Tools, Testing Services, Wireline, Slickline, Fluids and Rig Services.

Business Combination Accounting and Presentation of Results of Operations

As a result of the Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), a preliminary assessment was made as of the acquisition-date fair value of the purchase consideration paid by NESR to effect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the Business Combination, the financial statements and certain footnote presentations separate our presentations into two distinct sets of reporting periods, the periods before the consummation of the transaction (“Predecessor Periods”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The Predecessor Periods reflect the historical financial information of NPS prior to the Business Combination, while the Successor Period reflects our consolidated financial information, including the results of NPS and GES, after the Business Combination. The Successor Periods are from June 7, 2018 to December 31, 2018 and for the three months ended December 31, 2018. The Predecessor Periods are from January 1, 2017 to December 31, 2017, for the three months ended December 31, 2017 and from January 1, 2018 to June 6, 2018.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the federal U.S. securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, the future financial performance of NESR; and changes in NESR’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing NESR’s views as of any subsequent date, and NESR does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NESR’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include NESR’s ability to execute its strategy, which may be affected by, among other things, competition and the ability of NESR to grow and manage growth profitably; changes in applicable laws or regulations; the possibility that NESR may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties indicated in NESR’s public filings with the Securities and Exchange Commission.

The preliminary financial results for the Company’s fourth quarter and year ended December 31, 2018 included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its Annual Report on Form 20-F for the year ended December 31, 2018 may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review and audit procedures, and other developments that may arise between now and the disclosure of the final results and audited financials.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, US$, except share data)

	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Period from January 1 to December 31, 2017	Period from January 1 to December 31, 2016
Description	Successor (NESR)	Predecessor (NPS)

Revenues	$348,590	$137,027	$271,324	$224,115
Cost of products and services	(249,159)	(104,242)	(200,149)	(157,382)
Gross profit	99,431	32,785	71,175	66,733
Selling, general and administrative expense	(36,705)	(19,969)	(30,336)	(25,954)
Amortization	(9,373)	(10)	(607)	(22,663)
Operating income	53,353	12,806	40,232	18,116
Interest expense, net	(14,383)	(4,090)	(6,720)	(5,677)
Other income (expense), net	5,441	362	(573)	(1,441)
Income before income taxes	44,411	9,078	32,939	10,998
Income taxes	(9,431)	(2,342)	(4,586)	(2,648)
Net income	34,980	6,736	28,353	8,350
Net income (loss) attributable to non-controlling interests	(163)	(881)	(2,273)	(193)
Net income attributable to shareholders	$35,143	$7,617	$30,626	$8,543

Weighted average shares outstanding:
Basic	85,569,020	348,524,566	342,250,000	340,932,192
Diluted	86,862,983	370,000,000	370,000,000	368,682,192

Net earnings per share:
Basic	$0.41	$0.02	$0.09	$0.03
Diluted	$0.40	$0.02	$0.08	$0.02

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME

(Unaudited)

(In thousands)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), as well a reconciliation of this non-GAAP measure to net income in accordance with U.S. GAAP.

The Company believes that the presentation of Adjusted EBITDA provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization and impairment), items that do not impact the ongoing operations (Business Combination transaction expenses and related integration costs) and items outside the control of its management team. Adjusted EBITDA should not be considered as an alternative to net income, the most directly comparable GAAP financial measure. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under U.S. GAAP.

	Successor (NESR)	Predecessor (NPS), NESR and GES	Successor and Predecessor Combined
	June 7 to December 31, 2018	January 1 to June 6, 2018	January 1 to December 31, 2018

Net Income (loss)	34,980	4,544	39,524
Add:
Income Taxes	9,431	3,705	13,136
Interest Expense, net	14,383	5,096	19,479
Depreciation and Amortization	43,457	26,075	69,532
Transaction and Integration Costs	10,955	15,237	26,192
Earn-out Adjustment	(6,117)	-	(6,117)
Total Adjusted EBITDA	107,089	54,657	161,746

Successor (NESR)
September 30 to December 31, 2018

Net Income (loss)	22,788
Add:
Income Taxes	6,471
Interest Expense, net	6,284
Depreciation and Amortization	19,303
Transaction and Integration Costs	1,219
Earn-out Adjustment	(6,117)
Total Adjusted EBITDA	49,948

Successor (NESR)
June 30 to September 30, 2018

Net Income (loss)	16,157
Add:
Income Taxes	3,989
Interest Expense, net	6,199
Depreciation and Amortization	17,694
Transaction and Integration Costs	2,434
Total Adjusted EBITDA	46,473

	Successor (NESR)	Predecessor (NPS), NESR and GES	Successor and Predecessor Combined
	June 7 to June 30, 2018	April 1 to June 6, 2018	April 1 to June 30, 2018

Net Income (loss)	(3,965)	(1,500)	(5,465)
Add:
Income Taxes	(1,029)	1,804	775
Interest Expense, net	1,900	1,370	3,270
Depreciation and Amortization	6,460	10,338	16,798
Transaction and Integration Costs	7,302	11,577	18,879
Total Adjusted EBITDA	10,668	23,589	34,257

Predecessor (NPS), NESR and GES January 1 To March 31, 2018

Net Income (loss)	6,044
Add:
Income Taxes	1,901
Interest Expense, net	3,726
Depreciation and Amortization	15,737
Transaction and Integration Costs	3,660
Total Adjusted EBITDA	31,068

For inquiries regarding NESR, please contact:

Dhiraj Dudeja

NESR Corp.

832-925-3777

info@nesr.com

or

Josh Littman or Steve Calk

Alpha IR Group

312-445-2870

NESR@alpha-ir.com